Orbis
Grupa Hotelowa

Warszawa , 2007-10-15

**United States Securities
and Exchange Commission
Washington D.C. 20549
USA**

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 25/2007.
Best regards

Krzysztof Gerula

I Vice President

dlw 11/19

Current report no 25/2007

The Management Board of Orbis S.A. with its registered address in Warsaw, at 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, informs that acting by virtue of Article 398 of the Polish Commercial Companies and Partnerships' Code and § 22 section 3 of the Company's Statutes, it hereby convenes an Extraordinary General Meeting of Orbis S.A. Shareholders to be held on November 20, 2007 (Tuesday), at 11.00 a.m. in the Company's corporate headquarters, in the conference room of the Orbis S.A. Head Office in Warsaw (Poland), at 16, Bracka street, according to the following agenda:

1. Opening of the Shareholders' Meeting and election of its Chairperson;

2. Confirming that the Shareholders' Meeting has been properly convened and that it is capable of adopting resolutions;

3. Election of the ballot counting committee;

4. Approval of the agenda for the Meeting;

5. Adopting resolutions concerning amendment of § 13, § 20, § 29, and § 31 of the Company's Statutes as follows hereinbelow:

    5.1/ § 13 section 11 points 1 and 2 which so far had the following wording:

    "11. The following actions of the Management Board shall require a prior consent of the Supervisory Board:

    1) acquisition of a real property, title to perpetual usufruct or share in a real property having a transaction value in excess of PLN 6,000,000 (say: six million zlotys),
    2) executing a transaction other than that referred to in point 1 above, including transactions involving sale, acquisition, credit facility and guaranty of a value in excess of PLN 30,000,000 (say: thirty million zlotys),"

    shall now be replaced with the following new wording:

    "11. The following actions of the Management Board shall require a prior consent of the Supervisory Board:

    1) acquisition of a real property, title to perpetual usufruct or share in a real property having a transaction value in excess of PLN 15,000,000 (say: fifteen million zlotys),
    2) executing a transaction other than that referred to in point 1 above, including transactions involving sale, acquisition, credit facility and guaranty of a value in excess of PLN 60,000,000 (say: sixty million zlotys), but not higher than PLN 100,000,000 (say: one hundred million zlotys) in the case of real property sale transaction,";

    5.2/ § 13 section 11 point 6 which so far had the following wording:

    "6. approval of plans and the Company's development strategies prepared by the Management Board as well as its annual budgets, including annual capital expenditure and investment plans,"

shall now be replaced with the following new wording:

"6. approval of plans and the Company's development strategies prepared by the Management Board as well as its annual budgets, including annual capital expenditure and investment plans,"; *

*[*Translator's note*: *the Polish text was amended by deleting the English word "CAPEX" which was placed at the end of this paragraph in the Polish text in order to more precisely define the notion of capital expenditure in the Polish language; therefore, this amendment does not affect the English text.*]

5.3/ § 20 section 2 point 10 which so far had the following wording:

"10. approval of the Company's development plans and strategies prepared by the Management Board as well as its annual budget (including annual plans of hotel modernization and renovation plans),"

shall now be replaced with the following new wording:

"10. approval of the Company's development plans and strategies prepared by the Management Board as well as its annual budgets (including annual plans of hotel modernization),";

5.4/ § 29 section 2 which so far had the following wording:

"2. Acquisition or transfer of real property, title to perpetual usufruct or share in a real property shall not require a resolution of the General Meeting of Shareholders, except for transfer of such assets where the transaction value exceeds PLN 30,000,000 (say: thirty million zlotys),"

shall now be replaced with the following new wording:

"2. Acquisition or transfer of real property, title to perpetual usufruct or share in a real property shall not require a resolution of the General Meeting of Shareholders, except for transfer of such assets where the transaction value exceeds PLN 100,000,000 (say: one hundred million zlotys),";

5.5/ § 31 which so far had the following wording:

"The organization of the Company shall be outlined in its organizational By-Laws laid down by the Company's Management Board."

shall now be replaced with the following new wording:

"1. The organization of the Company shall be outlined in its organizational By-Laws laid down by the Company's Management Board.

2. The Company shall be an employer as defined in the Polish Labor Code. A Company's branch may be awarded the status of an employer by virtue of a resolution of the Company's Management Board.

3. Actions falling under the limits of the labor law shall be performed by persons delegated by the Management Board, subject to the provisions of § 15."

and passing a consolidated text of the Statutes which incorporates the approved amendments of the Statutes.

6. Granting consent for the sale of real property located in Szczecin, at 18, Jana Matejki street, comprising the title to perpetual usufruct of plots of land and the ownership title of the "Neptun" hotel building erected thereon.

7. Granting consent for the sale of real property located in Łódź, at 72, Piotrkowska street, comprising the title to perpetual usufruct of plots of land and the ownership title of the "Grand" hotel building erected thereon.

8. Closing the Shareholders' Meeting.

The Management Board informs that participation in the General Meeting shall be conditional upon filing registered share deposit certificate with the Company at the latest one week prior to the date of the General Meeting. The registered share deposit certificates should be submitted to the Head Office of Orbis S.A. at 16, Bracka street in Warsaw, Poland, (reception desk on the ground floor), from 10 a.m. till 4:00 p.m., before or on November 12, 2007.

In accordance with Article 407 § 1 of the Polish Partnerships and Companies' Code, the list of shareholders who are entitled to participate in the General Meeting of Shareholders shall be displayed in the Head Office of the Company at 16, Bracka street in Warsaw, Poland, room no. 109 (I floor), for three business days before the General Meeting is due to be held.
Shareholders may take part in the Shareholders' Meeting either personally or through a proxy. Representatives of corporate shareholders should present up-to-date excerpts of court registers which contain the list of persons authorized to represent the company. Representatives whose names are not listed in the said excerpts as persons authorized to represent their company as a single person shall submit a power of attorney signed by persons authorized to represent the said company.

END